UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 19, 2019

(Date of earliest event reported)

NowRx, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-4054162
(State or other incorporation)	(I.R.S. Employer Identification No.)

2224 Old Middlefield Way

Mountain View, CA 94043

(Full mailing address of principal executive offices)

(650) 386-5761

(Issuer’s telephone number, including area code)

Series A Preferred Stock

Series B Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Filing of Second Amended and Restated Certificate of Incorporation

On November 04, 2019, NowRx, Inc. (the “Company”) filed with the State of Delaware its Second Amended and Restated Certificate of Incorporation (the “Certificate”). The Certificate is filed as Exhibit 2.1 to this Current Report on Form 1-U.

Issuance of Additional SAFE Securities; Conversion of SAFE Securities

On September 26, 2019, the Company closed on the subscription for an additional simple agreement for future equity (“SAFE security”) for proceeds of $50,000, bringing its total proceeds from such agreements since June 30, 2019 to $675,000. The initial closing of the Regulation A offering for the Company’s Series B Preferred Stock offering will trigger the conversion provision of all of the SAFE securities. The Company held its first closing in connection with the Regulation A offering on November 19, 2019. All of the SAFE securities were converted into shares of the company’s Series B Preferred Stock at that date. Holders of the SAFE Securities signed a Series B Preferred Stock Conversion Agreement, which granted certain rights to those holders, including a right of first refusal. The form of Series B Preferred Stock Conversion Agreement is filed as Exhibit 3.3 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NowRx, Inc.

By:	/s/ Cary Breese
Name:	Cary Breese
Title:	Chief Executive Officer

Date:	November 26, 2019

Exhibit Index

Exhibit No.	Description

2.1	Second Amended and Restated Certificate of Incorporation.
3.3	Form of Series B Preferred Stock Conversion Agreement